Arf
3/11/03

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 26 2003
WASH. D.C.
181

03012246

S. [illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52752

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FEDERAL STREET INVESTMENTS, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

176 FEDERAL STREET 3RD FLOOR
(No. and Street)

BOSTON	MASSACHUSETTS	02110
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER BLUNDELL (617)261-2400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA 01950-2755	
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

MAR 12 2003

OATH OR AFFIRMATION

I, ROGER BLUNDELL swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERAL STREET INVESTMENTS, INC. , as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Ketsy Vilaythong

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

KETSY VILAYTHONG
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 31, 2009

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

To the Board of Directors
Federal Street Investments, Inc.

I have examined the financial statements of Federal Street Investments, Inc.for the year ended December 31, 2002 and have issued my report thereon dated February 19, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the. Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in Section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected'benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the. preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pacvest Associates, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the commission's objectives. In addition, no facts came to my attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

February 19, 2003

[signature]

Federal Street Investments, Inc..

Audited Financial Statements

The Year Ended December 31, 2002

CONTENTS
INDEX
*****
****
**
*

Page

Auditor's Report 1

Balance Sheet 2-3

Statement of Income 4-5

Statement of Cash Flows 6

Statement of Retained Earnings 7

Statement of Changes in Stockholders Equity.............8

Notes to Financial Statements 9

Statement of Net Capital...............................10

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

February 19, 2003

Federal Street Investments
176 Federal Street 3rd Floor
Boston, MA 02110

To the Stockholders:

I have audited the accompanying Balance Sheet of Federal Street Investments, Inc. as of December 31, 2002, and the related Statements of Income, Retained Earnings, Stockholder's Equity and Cash Flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Street Investments, Inc. as of December 31, 2002 and the results of its operations and cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Federal Street Investments, Inc. are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Harvey Karll CPA P.C.

Federal Street Investments, Inc
Balance Sheet
December 31, 2002

Assets

Current Assets			
Cash in Bank		$ 3,695.90	
Clearing Deposits		25,000.00	
Commissions Receivable		20,622.63	
Loans Receivable		15,100.00	
Prepaid Registration Fee		681.17	
Total Current Assets			$ 65,099.70
Fixed Assets			
Computers	$ 4,222.50		
Accum Depre-Computers	(3,588.00)		
		634.50	
Office Equipment	36,655.51		
Accum Depre-Office Equip	(10,943.00)		
		25,712.51	
Total Fixed Assets			26,347.01
Other Assets			
Due from D. Rossignol		24,221.63	
Due from R.Blundell		65,135.12	
Total Other Assets			89,356.75
Total Assets			$ 180,803.46

See Accountant's Audit Report

Federal Street Investments, Inc
Balance Sheet
December 31, 2002

Liabilities & Equity

Liabilities

Current Liabilities		
Amex Payable	$ 8,350.00	
Accrued Commissions	7,037.24	
Payroll Tax Liabilities	10,509.46	
Total Current Liab.		**$ 25,896.70**
Long Term Liabilities		
Total Long Term Liab.		0.00
Total Liabilities		25,896.70
Equity		
Common Stock	27,000.00	
Paid in Capital	104,685.00	
Retained Earnings	(70,718.60)	
Current Earnings	93,940.36	
Total Equity		154,906.76
Total Liabilities & Equity		$ 180,803.46

See Accountant's Audit Report

Federal Street Investments, Inc
Income Statement
Twelve Months Ended December 31, 2002

	Year To Date	%
Income		
Commissions Income	$ 865,456.66	100.0
Total Income	**865,456.66**	**100.0**
Selling & Administrative Exp. (See Schedule A)	769,553.30	88.9
Net Income/ (Loss) From Operations	**95,903.36**	**11.1**
Other Income		
Total Other Income	**0.00**	**0.0**
Net Income/ (Loss) Before Taxes	**95,903.36**	**11.1**
Provision for Income Tax		
Provision for SIT	1,963.00	0.2
Total Provision for Income Taxes	**1,963.00**	**0.2**
Net Income (Loss)	**$ 93,940.36**	**10.9**

See Accountant's Audit Report

Federal Street Investments, Inc
Income Statement
Twelve Months Ended December 31, 2002

	Year To Date	%
General & Administrative Exp. (Schedule A)		
Salaries - Officers	$ 64,970.22	7.5
Salaries - Office	41,579.99	4.8
Automobile Expense	13,369.34	1.5
Fidelity Bond	945.00	0.1
Consulting Expense	144,111.42	16.7
Bank Charges	624.55	0.1
Broker Commissions	139,907.36	16.2
Clearing Cost	141,064.54	16.3
Depreciation	11,765.00	1.4
Dues & Subscriptions	25,107.78	2.9
Equipment Rental	9,324.74	1.1
Education Expense	2,594.50	0.3
Employee Benefits	4,204.23	0.5
Insurance	3,768.61	0.4
Interest	672.66	0.1
Errors	(27,329.05)	-3.2
Meals	2,850.07	0.3
Market Data	5,258.20	0.6
Office Expenses	8,655.99	1.0
Postage & Delivery	6,401.95	0.7
Professional Fees	22,687.50	2.6
Payroll Services	2,540.05	0.3
Rent	72,422.62	8.4
Repairs	2,190.46	0.3
Regulatory Expenses	15,497.33	1.8
Taxes Payroll	19,899.77	2.3
Taxes Others	145.00	0.0
Telephone	26,462.04	3.1
Travel	6,976.28	0.8
Utilities	885.15	0.1
Total G & A Expense	**$ 769,553.30**	**88.9**

See Accountant's Audit Report

Federal Street Investments, Inc
Statement of Cash Flows
Twelve Months Ended December 31, 2002

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 93,940.36	
Adjustments		
Add:		
Depreciation	11,765.00	
Commissions Receivable	22,193.07	
Error Account	909.18	
Prepaid Registration Fee	4,990.83	
Payroll Tax Liabilities	10,509.46	
Less:		
Loans Receivable	(15,100.00)	
Due from D. Rossignol	(24,221.63)	
Due from R.Blundell	(65,135.12)	
Amex Payable	(2,768.46)	
Accrued Commissions	(10,531.15)	
State Income Tax Payable	(456.00)	
Cash from Operations		**26,095.54**
Cash Flows - Invested		
Computers	(2,900.00)	
Office Equipment	(19,155.82)	
Investing Cash Flows		**(22,055.82)**
Cash Flows - Financing		
Common Stock	(117,685.00)	
Paid in Capital	104,685.00	
Financing Cash Flows		**(13,000.00)**
Cash Increase (Decrease)		**(8,960.28)**
Cash - Beginning of Year		
Cash - Checking	12,556.98	
Cash - Savings	99.20	
Total Beginning of Year		**12,656.18**
Cash on Statement Date		**$ 3,695.90**

See Accountant's Audit Report

Federal Street Investments, Inc.
Statement of Retained Earnings
December 31, 2002

Beginning Retained Earnings	($ 70,718.60)
Net Income (Loss)	93,940.36
Ending Retained Earnings	$ 23,221.76

(See Accountant's Audit Report)

Federal Street Investments, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2002

Beginning Balance	$ 131,685
Ending Balance	$ 131,685

(See Accountant's Audit Report)

Federal Street Investments, Inc.
Notes to Financial Statements
December 31, 2002

1. Nature of Business

The company is in the business of selling and trading securities.

2. Summary of Significant Accounting Policies

The Company is a registered broker-dealer. All trades are cleared on a fully disclosed basis.

3. Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is requied to maintain minimum net capital ($ 5000), as defined under Rule 15c3-1. At December 31, 2002 the Company had net capital of $ 23,422.

4. Basis of Accounting

The Company has adopted the accrual method for financial reporting and cash method for income tax reporting.

5. Commitments

The Company is obligated for office space at December 31, 2002 with rent commitments as follows:

2003	44,016

Current lease expires August 7, 2003

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

7. Advertising

The company's policy is to expense the cost of advertising as it is incurred.

Federal Street Investments, Inc
Computation of Net Capital
December 31, 2002

Net Worth	$ 154,907
Less: Non Allowable Assets	(131,485)
Net Capital	23,422
Less: Capital Requirement	5000
Excess Capital	$ 18,422
Aggregate Indebtedness	$ 25,897
Ration of Aggregate Indebtedness to Net Capital	1.11 to 1.0

Reconciliation of Computation of Net Capital

Net Capital - As reported in Part IIA Focus	$ 28,505
Net Audit Adjustments	(5,083)
Net Capital, As Above	$ 23,422

(See Accountant's Audit Report)